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The Vault Virtual Reality

Arts & Entertainment

115 Main St.
Seymour, CT 06483
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Open until 9:00 PM
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@thevaultvr
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INVESTMENT OPPORTUNITY
The Vault Virtual Reality is seeking investment to purchase new equipment and working capital.
$0 INVESTED

There are 92 days remaining to invest. If the business does not receive an additional $25,000 by then, investors will be fully refunded.

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The Pitch

The Vault Virtual Reality is seeking investment to purchase new equipment and working capital.

We are seeking funding in the amount of $50,000 (preferably as a business line of credit) to be used for operating expenses to mainly aid in the first year of operations. We currently have 8 gaming pcs, 6 HTC Vive VR headsets, 2 Oculus Rift VR Headsets, 2 Virtuix Omnis (Multidirectional treadmills), 8 tvs, all owned outright by the Vault Virtual Reality with an estimated value of $46,800. Our LLC is already registered and established with the State of Connecticut and has obtained both an EIN number and sales and use tax permit. We will be located in 115 Main st in Seymour CT and occupying a 5k sq ft building, ,4.1k of which will be used for the general gaming area and private party room. We have an occupancy level of 180 people, and our main private party room can hold up to 50 guests comfortable. We will be Connecticut's only location providing a very unique, advanced and interactive Virtual Reality experience. We will have the Omni Full Immersion Omnidirectional virtual reality treadmill technology, never seen before in the North East and well over 1,000 virtual reality games in which families and groups can enjoy together. Since this virtual reality technology is yet to fully hit markets in the United States we have no competitors specifically with the Omnidirectional virtual reality treadmills we will have.

What is virtual reality? Virtual reality is a computer-generated simulation of a three dimensional image or environment that can be interacted with in a seemingly real or physical way by a person using special electronic equipment, such as a helmet with a screen inside or gloves fitted with sensors.

Our business is categorized as Gaming/Virtual Reality (VR) Entertainment. The Vault Virtual Reality LLC will be Connecticut's only Virtual Reality Center that truly features VR beyond gaming. While we have popular crowd favorites (action, shooting and zombie games) we also have a focus on k-12 academics (Academics VR), VR Sports (tennis, golf, soccer, etc) and VR Wellness (anxiety and stress relief). The Vault Virtual Reality will be the home to many gamers as well as gaming athletes. Through our center, up and coming gamers will be able to participate of nationally held tournaments with the opportunity to win up to 50k cash prizes for their team, our center has registered to become eligible to have teams participate to compete nationally. With our k-12 academics, we partner with schools to supplement their curriculums. Kids are able to enjoy of fully immersive experiences where kids can virtually dissect a frog, learn about plan/animal cells, experiment in a chemistry lab, etc, these will ultimately be marketed as field trips and after school programs. The same technology (considering its versatility) is being used by mental health professionals to treat mental health disorders. While we are not licensed clinicians, we simply wish to make the technology available to the general public, we make it clear that we do not diagnose or treat mental health disorders, despite the evidence research has provided. We foster a unique social space designed for families, friends and colleagues to have a great time. We feature VR in two different platforms at this time, room scale (an 8×8' area with headset and controller and multi directional treadmill (Virtuix Omni) where you can walk, run and turn in every direction.

Due to COVID, the amount of working capital we've had has is pretty much depleted. We really need funds to invest in marketing and educating the consumer of these experiences which are second to none.

Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Marketing $15,000
Operating expenses $8,500
Mainvest Compensation $1,500
Total $25,000
Summary of Terms
Legal Business Name The vault virtual reality llc
Investment Structure Revenue Sharing Note

Early Investor Bonus
Investment Multiple for the first $10,000 invested
1.8×
Investment Multiple 1.5×
Business's Revenue Share 2.7%-8.1%
Minimum Investment Amount $100
Target Raise $25,000
Maximum Raise $75,000
Investment Round Close Date 10/21/2020
Repayment Schedule Quarterly
Securitization None
Maturity Date 7/1/2026
Documents
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
Financial Forecasts
Business Plan 1.docx
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$187,162	$280,743	$308,817	$324,258	$340,471
Cost of Goods Sold	$14,553	$21,830	$24,012	$25,211	$26,471
Gross Profit	$172,609	$258,913	$284,805	$299,047	$314,000

EXPENSES

Advertising	$24,000	$24,720	$25,462	$26,225	$27,012
Insurance	$2,136	$2,200	$2,266	$2,334	$2,404
Office Expense	$300	$309	$318	$328	$338
Rent	$37,400	$38,522	$39,678	$40,868	$42,094
Repairs & Maintenance	$1,200	$1,260	$1,323	$1,389	$1,459
Supplies	$600	$618	$637	$656	$675
Utilities	$19,200	$19,776	$20,369	$20,980	$21,610
Miscellaneous	$3,000	$3,090	$3,183	$3,278	$3,377
Operating Profit	$84,773	$168,418	$191,569	$202,989	$215,031

This information is provided by The Vault Virtual Reality. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Financial Condition

The business does not have any business debt. Due to COVID19 we just opened up our doors on 7/3 and see a positive response through our small social media following which we've been working on growing.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the The vault virtual reality llc's fundraising. However, The vault virtual reality llc may require additional funds from alternate sources at a later date.

No operating history

The vault virtual reality llc was established in July, 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
VR is a growing industry. Not having the appropriate funds to invest into marketing to educate the consumer can be deadly. Once acquainted with VR, there is no going back as it is so versatile.
Keeping up with the latest equipment- With the ability to have funds to market, we would have enough funds to continue to upgrade our equipment to keep up with the technology and its improvements.
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of The vault virtual reality llc to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

The vault virtual reality llc operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Limited Operating History

The vault virtual reality llc is a newly established entity and has no history for prospective investors to consider.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. The vault virtual reality llc competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from The vault virtual reality llc's core business or the inability to compete successfully against the with other competitors could negatively affect The vault virtual reality llc's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in The vault virtual reality llc's management or vote on and/or influence any managerial decisions regarding The vault virtual reality llc. Furthermore, if the founders or other key personnel of The vault virtual reality llc were to leave The vault virtual reality llc or become unable to work, The vault virtual reality llc (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which The vault virtual reality llc and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, The vault virtual reality llc is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

The vault virtual reality llc might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If The vault virtual reality llc is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt The vault virtual reality llc

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect The vault virtual reality llc's financial performance or ability to continue to operate. In the event The vault virtual reality llc ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither The vault virtual reality llc nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

The vault virtual reality llc will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and The vault virtual reality llc is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although The vault virtual reality llc will carry some insurance, The vault virtual reality llc may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, The vault virtual reality llc could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect The vault virtual reality llc's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of The vault virtual reality llc's management will coincide: you both want The vault virtual reality llc to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want The vault virtual reality llc to act conservative to make sure they are best equipped to repay the Note obligations, while The vault virtual reality llc might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If The vault virtual reality llc needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with The vault virtual reality llc or management), which is responsible for monitoring The vault virtual reality llc's compliance with the law. The vault virtual reality llc will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if The vault virtual reality llc is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if The vault virtual reality llc fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of The vault virtual reality llc, and the revenue of The vault virtual reality llc can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of The vault virtual reality llc to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by The Vault Virtual Reality. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

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